SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

ANALEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

c/o Analex Corporation

5904 Richmond Highway, Suite 300

Alexandria, VA 22303

(703) 329-9400

Copy To:

Jane K. P. Tam

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, D.C. 20006

(202) 457-7114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. •

1.	Name of Reporting Person, I.R.S. Identification No. of above person Sterling E. Phillips, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,895,570 (1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 1,895,570 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,895,570 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount in Row (11) 11.1% (3)

14.	Type of Reporting Person IN

(1)	Includes 106,767 shares held by Mr. Phillips and 1,788,803 shares which may be acquired upon the exercise of options.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(3)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person I.R.S. Identification No. of above person J. Richard Knop

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,074,982 8. Shared Voting Power 0(1) 9. Sole Dispositive Power 1,074,982 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,982(1)

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount In Row (11) 7%(2)

14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(2)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person I.R.S. Identification No. of above person C.W. Gilluly

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	Sec Use Only

4.	Source of Funds PF

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 708,512(1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 708,512 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 708,512 (1)(2)

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount In Row (11) 4.6%(3)

14.	Type of Reporting Person IN

(1)	Includes 1,667 shares issuable upon the exercise of options held by Mr. Gilluly.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(3)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Peter Belford, Sr.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,038,733 8. Shared Voting Power 0(1) 9. Sole Dispositive Power 1,038,733 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,038,733(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount in Row (11) 6.8%(2)

14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(2)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Arthur A. Hutchins

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 916,230(1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 916,230(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,230 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount in Row (11) 6%(3)

14.	Type of Reporting Person IN

(1)	Shares acquired pursuant to a Stock Purchase Agreement dated May 6, 2004 by and among Analex Corporation, Beta Analytics, Inc. and other parties named in the agreement.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(3)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person I.R.S. Identification No. of above person Joseph H. Saul

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 916,230(1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 916,230(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,230 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount in Row (11) 6%(3)

14.	Type of Reporting Person IN

(1)	Shares acquired pursuant to a Stock Purchase Agreement dated May 6, 2004 by and among Analex Corporation, Beta Analytics, Inc. and other parties named in the agreement.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(3)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person I.R.S. Identification No. of above person Gerald McNichols

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 728,820 8. Shared Voting Power 0(1) 9. Sole Dispositive Power 728,820 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,820(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount in Row (11) 4.6%(2)

14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(2)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

1.	Name of Reporting Person I.R.S. Identification No. of above person DRG Irrevocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) •

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	•

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 700,000 (1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 700,000 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1) (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	•

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person OO

(1)	Mr. Chand N. Gupta is the trustee of DRG Irrevocable Trust, and may therefore be deemed to beneficially own the shares held of record by the DRG Irrevocable Trust.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Voting Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

(3)	Assuming that the Series B Preferred Stock held by certain Voting Stockholders will be converted into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval and that the associated Common Stock Warrants will be exercised to purchase Common Stock upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 70.4%.

Item 1.	Security and Issuer

The class of security to which this statement relates is the common stock, par value $0.02 per share (the “Common Stock”) of Analex Corporation, a corporation organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.	Identify and Background

This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, Gerald McNichols, and DRG Irrevocable Trust (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

On May 28, 2004, pursuant to a Purchase Agreement (the “Series B Purchase Agreement”) by and among the Company, General Electric Pension Trust (“GEPT”), New York Life Captial Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds” together with GEPT and NYL, the “Investors”), the Company sold to the Investors Senior Subordinated Notes and associated warrants to purchase Common Stock for an aggregate purchase price of $12 million.

In connection with the Series B Purchase Agreement, the Pequot Funds, Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, Gerald McNichols and DRG Irrevocable Trust (collectively, the “Voting Stockholders”) entered into a Voting Agreement (the “Voting Agreement”), pursuant to which parties have agreed to vote or cause to be voted, all securities of the Company they own or over which they have voting control at the annual meeting of stockholders in favor of certain proposals relating to the conversion of the Senior Subordinated Notes into Series B Preferred Stock, and the exercise of the Investors’ Common Stock Warrants to purchase the Company’s Common Stock.

As a result of their entering into the Voting Agreement, the Voting Stockholders, including the Reporting Persons, may be deemed to constitute a group for the purposes of Rule 13d-5 under the Exchange Act.

Information with respect to each Reporting Person is provided below:

(a) NAME OF REPORTING PERSON	(b) RESIDENCE OR BUSINESS ADDRESS	(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED (IF APPLICABLE)	(f) CITIZENSHIP OR PLACE OF ORGANIZATION
Sterling E. Phillips, Jr.	c/o Analex Corporation 5904 Richmond Highway Suite 300 Alexandria, VA 22303	Chairman and Chief Executive Officer, Analex Corporation, a government and defense contractor 5904 Richmond Highway Suite 300 Alexandria, VA 22303	U.S.A.

J. Richard Knop	One Discovery Square 12010 Sunset Hills Road Suite 700 Reston, VA 20190	Chairman and Co-CEO Windsor Group, LLC, an investment bank One Discovery Square 12010 Sunset Hills Road Suite 700 Reston, VA 20190	U.S.A.

C.W. Gilluly	415 1st St, SE Washington, DC 20003	Private investor 415 1st St, SE Washington, DC 20003	U.S.A.

Peter Belford, Sr.	c/o Analex Corporation 5904 Richmond Highway Suite 300 Alexandria, VA 22303	President First Flight Development, a real estate development company 4 Lucky Star Drive Park City, UT 84060	U.S.A.

Arthur A. Hutchins	3235 Holland Cliff Road Huntingtown, MD 20639	Private Investor 3235 Holland Cliff Road Huntingtown, MD 20639	U.S.A.

Joseph H. Saul	9634 Green Moon Path Columbia, MD 21046	Private Investor 9634 Green Moon Path Columbia, MD 21046	U.S.A.

(a) NAME OF REPORTING PERSON	(b) RESIDENCE OR BUSINESS ADDRESS	(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED (IF APPLICABLE)	(f) CITIZENSHIP OR PLACE OF ORGANIZATION
Gerald McNichols	23349 Parson Road Middleburg, VA 20117-2817	Chairman and Chief Executive Officer McNichols & McNichols, Inc., a consulting firm 23349 Parson Rd Middleburg, VA 20117-2817	U.S.A.

DRG Irrevocable Trust	1173 Dolley Madison Avenue McLean, VA 22101	Private Investor 1173 Dolley Madison Avenue McLean, VA 22101	U.S.A.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by J. Richard Knop is incorporated by reference herein to:

•	Item 3 of Schedule 13D dated March 30, 2000 and filed with the SEC on April 10, 2000 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop and John D. Sanders;

•	Item 3 of Amendment No. 1 to Schedule 13D dated March 30, 2000 and filed with the SEC on April 11, 2000 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop and John D. Sanders; and

•	Item 3 of Amendment No. 2 to Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S. Co, LLC, J. Richard Knop and John D. Sanders.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by C.W. Gilluly is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Mr. Gilluly.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by Peter Belford, Sr. is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Peter Belford, Sr.

In addition, the following information is provided with respect to the source and amount of funds or other consideration used to acquire securities of the Company owned by the Reporting Persons:

On January 16, 2001, Mr. Phillips purchased 66,667 shares of Common Stock for $.75 per share, in cash using personal funds. On January 16, 2001, the Company issued Mr. Phillips an option to purchase 875,725 shares of Common Stock at an exercise price of $1.375 per share. This option has a five-year term and is fully vested. On May 21, 2002, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 713,079 shares of Common Stock at an exercise price of $2.20 per share. This option has a five-year term and is fully vested. On February 19 and 21, 2002, Mr. Phillips purchased an aggregate of 25,000 shares of Common Stock at prices ranging from $1.75 to $1.85 per share using personal funds. On January 29, 2003, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 200,000 shares of Common Stock at an exercise price of $2.42 per share. This option has a ten-year term and is vested as to 133,333 shares. On March 6 and 7, 2003, Mr. Phillips purchased an aggregate of 15,100 shares of Common Stock at prices ranging from $3.16 to $3.85 per share using personal funds. On April 20, 2004, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 200,000 shares of Common Stock at an exercise price of $4.50 per share. This option has a ten-year term and is vested as to 66,666 shares.

On June 2, 1997, the Company issued Mr. Gilluly a warrant to purchase 620,000 shares of Common Stock at an exercise price of $.25 per share. Mr. Gilluly exercised this warrant with respect to 220,000 shares of Common Stock and has subsequently sold the warrant in a private transaction. On January 29, 2003, the Company issued Mr. Gilluly an option under the Company’s 2002 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share. This option has a term of ten years and is vested as to 1,667 shares.

On November 2, 2001, the Company entered into a Securities Purchase Agreement with certain investors in the Company, including Mr. McNichols, pursuant to which the Company sold Mr. McNichols 438,956 shares of Common Stock and a warrant to purchase 90,407 shares of Common Stock at an exercise price of $.02 per share for aggregate cash consideration of $500,000 provided from personal funds. Mr. McNichols has exercised the warrant in full.

On March 30, 2000, the Company issued Mr. Knop a warrant to purchase 462,690 shares of Common Stock. This warrant has an exercise price of $0.72 per share and expires on March 30, 2005. Mr. Knop has exercised his warrant with respect to 254,560 shares of Common Stock.

In connection with the Company’s entering into a credit facility with Bank of America, N.A. in November 2001, each of Mr. Knop and Mr. McNichols agreed to guarantee the obligations of the Company under such credit facility. As consideration for this guarantee, the Company issued each of Mr. Knop and Mr. McNichols a warrant to purchase 15,556 shares of Common Stock at an exercise price of $.02 per share on November 2, 2001 and a warrant to purchase 99,261 shares of Common Stock at an exercise price of $.02 per share on January 1, 2002. Each of such warrants has a five year term. The guarantees by Mr. Knop and Mr. McNichols terminated in November 2002. On April 17, 2003, Mr. McNichols exercised both of his warrants in full. In April 2004, Mr. Knop exercised all of his then outstanding warrants to purchase a total of 322,947 shares of Common Stock.

Mr. McNichols has (i) a ten-year option granted under the Company’s 1994 Stock Option Plan on June 12, 2000 to purchase 2,500 shares of Common Stock at an exercise price of $.88 per share, (ii) a ten-year option granted under the Company’s 2000 Stock Option Plan on September 29, 2000

to purchase 5,000 shares of Common Stock at an exercise price of $1.02 per share, (iii) a ten-year option granted on December 5, 2001 under the Company’s 2000 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share and (iv) a ten-year option granted under the Company’s 2002 Stock Option Plan on January 29, 2003 to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share. Each of these options is fully vested, except for the January 29, 2003 option, which is vested as to 1,667 shares.

In September 2002, DRG Irrevocable Trust purchased 700,000 shares of Common Stock from RSSJ Associates, LLC for the price of $1.14 per share using trust funds.

On May 6, 2004, the Company entered into a Stock Purchase Agreement with Beta Analysis, Incorporated (“BAI”), Messrs. Hutchins and Saul, the former stockholders of BAI. Pursuant to the Stock Purchase Agreement, the Company purchased all of the issued and outstanding stock of BAI for (i) $26 million in cash and (ii) 1,832,460 shares of Common Stock. The acquisition was consummated on May 28, 2004. Pursuant to the Stock Purchase Agreement, Mr. Hutchins and Mr. Saul each beneficially owns 916,230 shares of our Common Stock.

On May 28, 2004, the Company entered into a Purchase Agreement (the “Series B Purchase Agreement”) with General Electric Pension Trust (“GEPT”), New York Life Captial Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (each, a “Pequot Fund” and collectively, the “Pequot Funds” and together with GEPT and NYL, collectively, the “Investors”). Pursuant to the Series B Purchase Agreement, the Company sold to Investors certain convertible secured senior subordinated promissory notes (“Senior Subordinated Notes”) in the aggregate principal amount of $12 million, together with certain detachable ten-year warrants to purchase shares of Analex Common Stock (“Common Stock Warrants”). The Senior Subordinated Notes are not convertible into equity securities at the time of issuance. The Common Stock Warrants are not exercisable to purchase the Company’s Common Stock at the time of issuance.

However, upon stockholders’ approval, the outstanding Senior Subordinated Notes in the aggregate principal amount of $12 million will be automatically converted into 3,428,571 shares of the Company’s Series B Preferred Stock, and the Common Stock Warrants will become exercisable to purchase Company’s Common Stock. Assuming stockholders’ approval and that the Investors will (i) convert the Series B Preferred Stock they held into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval, and (ii) exercise the Common Stock Warrants they held at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (i) above upon stockholders’ approval, the Investors would beneficially own an aggregate of 17,207,317 shares of Common Stock, or approximately 53% and the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock or approximately 70.4%.

Item 4.	Purpose of Transaction

Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Series B Purchase Agreement

On May 28, 2004, pursuant to a Purchase Agreement (the “Series B Purchase Agreement”) by and among the Company, General Electric Pension Trust (“GEPT”), New York Life Captial Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds” together with GEPT and NYL, the “Investors”), the Company sold to the Investors Senior Subordinated Notes and associated warrants to purchase Common Stock for an aggregate purchase price of $12 million.

Subject to certain approval rights by the holders of Series A convertible preferred stock, $0.02 par value per share, of the Company (the “Series A Preferred Stock”) and the Series B Preferred Stock, when issued, the Series B Purchase Agreement also provides that the Company has an option to require the Investors to purchase up to an additional $25 million of Senior Subordinated Notes or Series B Preferred Stock, with additional Common Stock Warrants (the “Company Option”), at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies in each case with an acquisition value (not including transaction expenses) of at least $10 million (“Company Acquisition”).

Amended and Restated Stockholders’ Voting Agreement

On that same day in connection with the financing, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, and DRG Irrevocable Trust entered into an Amended and Restated Stockholders’ Voting Agreement (the “Stockholders’ Agreement”), pursuant to which the parties agreed to vote, or cause to be voted, all securities owned by them, or over which they have voting control, so as to fix the number of directors of the Company at nine, and to nominate and elect the following directors:

•	the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no chief executive officer, the Company’s President;

•	two directors designated by the holders of a majority of the stock held by the Pequot Funds;

•	five directors, independent for the purposes of Section 803 of the American Stock Exchange rules, to be selected for the Company’s Nominating Committee, which is comprised solely of independent directors; and

•	one non-employee director designated by the chief executive officer of the Company (or if there is no chief executive officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter Belford, Sr.

In certain circumstances, including the Company’s failure to redeem the Series B Preferred Stock as required or failure to pay amounts due under the Senior Subordinated Notes, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Voting Agreement

In connection with the Series B Purchase Agreement, the Pequot Funds, Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, Gerald McNichols and DRG Irrevocable Trust (collectively, the “Voting Stockholders”) entered into Voting Agreement (the “Voting Agreement”), pursuant to which parties have agreed to vote or cause to be voted, all securities of the Company they own or over which they have voting control at the annual meeting of stockholders in favor of certain proposals relating to the conversion of the Senior Subordinated Notes into Series B Preferred Stock, and the exercise of the Investors’ Common Stock Warrants to purchase the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)-(b).

The Voting Stockholders beneficially own an aggregate of 20,043,537 shares of Common Stock, or 68.9% of the outstanding Common Stock. Assuming that (i) stockholders would approve the issuance of 3,428,571 shares of Series B Preferred Stock upon conversion of the outstanding Senior Subordinated Notes, (ii) the 3,428,571 shares of Series B Preferred Stock will be converted by certain Voting Stockholders into Common Stock at the assumed conversion price of $2.80 per share, and (iii) the Common Stock Warrants will be exercised by certain Voting Stockholders to purchase Common Stock at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (ii) above upon stockholders’ approval, the Voting Group as a whole would beneficially own an aggregate of 21,543,537 shares of Common Stock.

The following table sets forth, with respect to each Reporting Person and Pequot Capital Management, Inc. (“Pequot Capital”), (i) the aggregate number of shares of Common Stock beneficially owned by such person, (ii) the percentage of Common Stock beneficially owned by such person, (iii) the number of shares of Common Stock as to which such person has sole power to vote or direct the vote, (iv) the number of shares Common Stock as to which such person has the sole power to dispose or direct the disposition, (v) the number of shares of Common Stock as to which such person has the shared power to vote or direct the vote, and (vi) the number of shares of Common Stock as to which such person has the shared power to dispose or direct the disposition. Percentages are based upon 15,249,249 shares of Common Stock outstanding as of May 28, 2004.

Stockholder	Aggregate Number of Shares (1)		Percentage of Class (2)	Number of Shares as to Which Person has Sole Power to Vote		Number of Shares as to Which Person has Sole Power to Dispose		Number of Shares as to Which Person has Shared Voting Power	Number of Shares as to Which Person has Shared Power to Dispose
Sterling E. Phillips, Jr.	1,895,570	(3)	11.1%	1,895,570	(3)	1,895,570	(3)	—	—
J. Richard Knop	1,074,982		7%	1,074,982		1,074,982		—	—
C.W. Gilluly	708,512	(4)	4.6%	708,512	(4)	708,512	(4)	—	—
Peter Belford, Sr.	1,038,733		6.8%	1,038,733		1,038,733		—	—
Arthur A. Hutchins	916,230		6%	916,230		916,230		—	—
Joseph H. Saul	916,230		6%	916,230		916,230		—	—
Gerald McNichols	742,984		4.6%	742,984		742,984		—	—
DRG Irrevocable Trust	700,000	(5)	4.6%	700,000	(5)	700,000	(5)	—	—
Pequot Capital Management, Inc.(6)	12,064,460	(7)	44.2%	12,064,460	(7)	12,064,460	(7)	—	—

(1)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 20,043,537 shares.

(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 68.9%.

(3)	Includes 106,767 shares held by Mr. Phillips and 1,788,803 shares issuable upon the exercise of options.

(4)	Includes 1,667 shares issuable upon the exercise of options held by Mr. Gilluly.

(5)	Mr. Chand N. Gupta is the trustee, and may therefore be deemed to beneficially own the shares held of record by DRG Irrevocable Trust.

(6)	Pequot Capital is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which it exercises discretionary authority. Pequot Capital is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership and Pequot Offshore Private Equity Partners, III, L.P. a Cayman Islands limited partnership. Such funds are the record owners of the securities listed in note 8 below.

(7)

Consists of (i) 6,726,457 shares issuable upon conversion of Series A Preferred Stock,(ii) 3,321,707 shares issuable upon conversion of the Convertible Notes, (iii) 2,009,632 shares issuable upon exercise of the Warrants, (iv) 6,664 shares issuable upon exercise of options held by Martin M. Hale, Jr. and Gerald Poch that are deemed to be beneficially owned by Pequot

Capital (Mr. Hale and Mr. Poch are each a director of the Company and are both employees of Pequot Capital). Assuming that the Pequot Funds will (x) convert the Series B Preferred Stock it will hold (upon stockholders’ approval of the conversion) into Common Stock at the assumed conversion price of $2.80 per share upon stockholders’ approval, and (y) exercise the Common Stock Warrants it held at the ratio of one share of Common Stock for every five shares of Common Stock issued under subsection (x) above upon stockholders’ approval, the Pequot Funds would beneficially own an additional 1,500,000 shares of Common Stock upon conversion of the Series B Preferred Stock issuable upon conversion of the Senior Subordinated Notes and upon exercise of the Common Stock Warrants. (For details, please refer to Item 5 of the Schedule 13D filed by Pequot Capital Management, Inc. as of the date hereof.)

(c) Mr. Phillips was granted 200,000 options under the 2002 Stock Option Plan within the past sixty (60) days.

On May 6, 2004, the Company entered into a Stock Purchase Agreement with Beta Analysis, Incorporated (“BAI”), Messrs. Hutchins and Saul, the former stockholders of BAI. Pursuant to the Stock Purchase Agreement, the Company purchased all of the issued and outstanding stock of BAI for (i) $26 million in cash and (ii) 1,832,460 shares of Common Stock. The acquisition was consummated on May 28, 2004. Pursuant to the Stock Purchase Agreement, Mr. Hutchins and Mr. Saul each beneficially owns 916,230 shares of our Common Stock.

In April 2004, Mr. Knop exercised all of his then outstanding warrants to purchase a total of 322,947 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Series B Purchase Agreement

On May 28, 2004, pursuant to a Purchase Agreement (the “Series B Purchase Agreement”) by and among the Company, General Electric Pension Trust (“GEPT”), New York Life Captial Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds” together with GEPT and NYL, the “Investors”), the Company sold to the Investors Senior Subordinated Notes and associated warrants to purchase Common Stock for an aggregate purchase price of $12 million.

Subject to certain approval rights by the holders of Series A convertible preferred stock, $0.02 par value per share, of the Company (the “Series A Preferred Stock”) and the Series B Preferred Stock, when issued, the Series B Purchase Agreement also provides that the Company has an option to require the Investors to purchase up to an additional $25 million of Senior Subordinated Notes or Series B Preferred Stock, with additional Common Stock Warrants (the “Company Option”), at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies in each case with an acquisition value (not including transaction expenses) of at least $10 million (“Company Acquisition”).

Amended and Restated Stockholders’ Voting Agreement

On that same day in connection with the financing, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, and DRG Irrevocable Trust entered into an Amended and Restated Stockholders’ Voting Agreement (the “Stockholders’ Agreement”), pursuant to which the parties agreed to vote, or cause to be voted, all securities owned by them, or over which they have voting control, so as to fix the number of directors of the Company at nine, and to nominate and elect the following directors:

•	the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no chief executive officer, the Company’s President;

•	two directors designated by the holders of a majority of the stock held by the Pequot Funds;

•	five directors, independent for the purposes of Section 803 of the American Stock Exchange rules, to be selected for the Company’s Nominating Committee, which is comprised solely of independent directors; and

•	one non-employee director designated by the chief executive officer of the Company (or if there is no chief executive officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter Belford, Sr.

In certain circumstances, including the Company’s failure to redeem the Series B Preferred Stock as required or failure to pay amounts due under the Senior Subordinated Notes, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Voting Agreement

In connection with the Series B Purchase Agreement, the Pequot Funds, Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, Gerald McNichols and DRG Irrevocable Trust (collectively, the “Voting Stockholders”) entered into a Voting Agreement (the “Voting Agreement”), pursuant to which parties have agreed to vote or cause to be voted, all securities of the Company they own or over which they have voting control at the annual meeting of stockholders in favor of certain proposals relating to the conversion of the Senior Subordinated Notes into Series B Preferred Stock, and the exercise of the Investors’ Common Stock Warrants to purchase the Company’s Common Stock.

Item 7.	Material to Be Filed as Exhibits

1	Purchase Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Captial Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 10.1 of Form 8-K dated May 28, 2004)

2	Amended and Restated Stockholders’ Voting Agreement, dated May 28, 2004 by and among Analex Corporation, Pequot Private Equity Fund III, L.P. , Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation (incorporated by reference Exhibit 10.2 of Form 8-K dated May 28, 2004)

3	Registration Rights Agreement, dated May 28, 2004 by and among Analex

Corporation, General Electric Pension Trust, New York Life Captial Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 10.3of Form 8-K dated May 28, 2004)

4	Voting Agreement, dated May 28, 2004 by and among Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation (incorporated by reference Exhibit 10.4 of Form 8-K dated May 28, 2004)

5	Stock Purchase Agreement, dated May 6, 2004 by and among Analex Corporation, Beta Analytics, Inc. and certain parties named in the agreement (incorporated by reference Exhibit 10.1 of Form 10-Q for the fiscal quarter ended March 31, 2004)

6	Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference Exhibit 4.1 of Form 8-K dated May 28, 2004)

7	Certificate of Designations, Powers, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference Exhibit 4.2 of Form 8-K dated May 28, 2004)

8	Form of Secured Subordinated Notes (incorporated by reference Exhibit 4.3 of Form 8-K dated May 28, 2004)

9	Form of Common Stock Warrants (incorporated by reference Exhibit 4.4 of Form 8-K dated May 28, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 7, 2004

By:	/s/ Sterling E. Phillips, Jr.

Sterling E. Phillips, Jr.

By:	/s/ J. Richard Knop

J. Richard Knop

By:	/s/ C. W. Gilluly

C. W. Gilluly

By:	/s/ Peter Belford, Sr.

Peter Belford, Sr.

By:	/s/ Arthur A. Hutchins

Arthur A. Hutchins

By:	/s/ Joseph H. Saul

Joseph H. Saul

By:	/s/ Gerald McNichols

Gerald McNichols

DRG Irrevocable Trust

By:	/s/ Chand N. Gupta

Chand N. Gupta, Trustee